Exhibit 99.1

HUB CYBER SECURITY LTD.

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the 2025 Annual General Meeting (the “Annual Meeting”) of shareholders of HUB Cyber Security Ltd. (“HUB” or the “Company”) will be held on December 16, 2025, at 10:00 a.m., Israel time, at our offices at 2 Kaplan Street, Tel Aviv 6473403, Israel.

The Annual Meeting is being called for the following purposes:

1.	To re-elect each of Renah Persofsky and Shlomo Bibas as a Class III Director of the Board of Directors of the Company (the “Board”), to serve until the 2028 annual general meeting of shareholders and until her or his respective successor has been duly elected and qualified.

2.	To elect Vineet Malhotra as a Class II Director of the Board, to serve until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified.

3.	To approve the compensation payable to the Company’s Chief Executive Officer.

4.	To approve the equity compensation payable to the Company’s non-executive directors.

5.	To approve an increase in the Company’s authorized share capital, from one hundred million (100,000,000) ordinary shares, no par value, to one billion (1,000,000,000) ordinary shares, no par value, and to amend the Company’s Articles of Association and the Company’s Memorandum of Association accordingly.

6.	To approve settlements with the investors who had committed to invest in the Company’s private placement of ordinary shares in February 2023.

7.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the Company’s independent registered public accounting firm until the next annual meeting of shareholders, and to authorize the Board to fix the remuneration of said accounting firm or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002.

In addition to considering and voting on the foregoing matters (the “Proposals”), members of the Company’s management will be available at the Annual Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

Only shareholders of record at the close of business on November 14, 2025 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

The Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the Record Date. Such proxy statement and proxy card shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at www.hubsecurity.com, on the SEC’s website at www.sec.gov, on the MAGNA distribution site at www.magna.isa.gov.il and on the website of the Tel-Aviv Stock Exchange. Signed proxy cards must be received by (i) Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, (ii) Equiniti Trust Company, LLC, our transfer agent, at Proxy Department, 55 Challenger Rd, Suite 200B, 2nd floor, Ridgefield Park, New Jersey 07660 or (iii) at our registered office, no later than forty-eight (48) hours before the time fixed for the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting.

Each of Proposals 1, 2, 5, 6 and 7 requires that a simple majority of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the Proposal be voted “FOR” the adoption of the Proposal.

Each of Proposals 3 and 4 requires, in addition to the affirmative vote of a simple majority of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the Proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor of the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

By Order of the Board of Directors,

/s/ Renah Persofsky
Renah Persofsky
Chairperson of the Board of Directors

Tel Aviv, Israel
November 10, 2025